Kenway Mack
Slusarchuk Stewart LLP
Chartered Professional Accountants

Celebrating 35+ years

November 19, 2021

U.S. Securities and Exchange Commission

Dear Sirs / Mesdames:

Re: HerdWhistle Technologies Inc.

We refer to the Regulation A Offering Statement (Form 1-A) of HerdWhistle Technologies Inc. (the "Company") relating to an offering of 2,500,000 common shares at a price of $8.00 per share.

We consent to being named and to the use in the above-mentioned Offering Statement of our independent auditors' report dated October 21, 2021 to the Directors of the Company on the following financial statements:

Statement of financial position as at September 30, 2021 and January 31, 2021.

Statements of changes in shareholder's equity and cash flows from incorporation to January 31, 2021 and for the period ended September 30, 2021 and notes to the financial statements, including a summary of the significant accounting policies.

We report that we have read the Offering Statement and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit on such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Offering Statement as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Chartered Professional Accountants

/sar

150 13 Avenue SW, Suite 300 Calgary AB T2R 0V2 Tel: 403.233.7750 Fax: 403.266.5267
714 10 Street, Suite 3 Canmore AB T1W 2A6 Tel: 403.675.1010 Fax: 403.675.6789
www.kmss.ca